UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28836 / July 24, 2009

_____

In the Matter of   :
                                                                              :
WisdomTree Asset Management, Inc.   :
WisdomTree Trust   :
380 Madison Avenue, 21st Floor   :
New York, NY 10017   :
                                                                              :
(812-13642)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

WisdomTree Asset Management Inc. and WisdomTree Trust filed an application on
March 13, 2009, and an amendment to that application on June 26, 2009, requesting an
order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an
exemption from rule 12d1-2(a) under the Act. The order would permit funds of funds
relying on rule 12d1-2 under the Act to invest in certain financial instruments.

On June 29, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 28804). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the
public interest and consistent with the protection of investors and the purposes fairly
intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a)
under the Act requested by WisdomTree Asset Management Inc. and WisdomTree Trust

(File No. 812-13642), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary